UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Amendment No. 2 to
FORM T-3
FOR APPLICATION FOR QUALIFICATION OF INDENTURES UNDER
THE TRUST INDENTURE ACT OF 1939
INTERSTATE BAKERIES CORPORATION
IBC SERVICES, LLC
INTERSTATE BRANDS CORPORATION
IBC SALES CORPORATION
IBC TRUCKING, LLC
(Name of Applicant)
12 East Armour Boulevard
Kansas City, Missouri 64111
(Address of Principal Executive Offices)
SECURITIES TO BE ISSUED UNDER THE INDENTURE TO BE QUALIFIED

TITLE OF CLASS	AMOUNT

5% Secured Convertible PIK-Election Series A Notes
due 2018 and Subsidiary Guarantees thereof	Aggregate initial principal amount of $85,800,000
5% Secured Convertible PIK-Election Series B Notes
due 2018 and Subsidiary Guarantees thereof	Aggregate initial principal amount of $85,800,000
Approximate Date of Proposed Public Offering:
Upon the Effective Date under the Plan
Kent B. Magill
Executive Vice President, General Counsel and Corporate Secretary
12 East Armour Boulevard
Kansas City, Missouri 64111
(816) 502-4000
(Name and Address of Agent for Service)
With a copy to:
L. Byron Vance III
Skadden, Arps, Slate, Meagher & Flom LLP
333 West Wacker Drive
Chicago, Illinois 60606
(312) 407-0841
Applicant hereby amends this Application for Qualification on such date or dates as may be necessary to delay its effectiveness until: (i) the 20th day after the filing of an amendment which specifically states that it shall supersede this Application for Qualification, or (ii) such date as the Securities and Exchange Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, may determine upon the written request of the Applicant.

GENERAL
1. General Information.
     (a) The issuer of the Notes (as defined below) will be Interstate Bakeries Corporation (the “Company”), which is a corporation. The following subsidiaries of the Company will be guarantors of the Notes: IBC Services, LLC, a limited liability company (“Services”), Interstate Brands Corporation, a corporation (“Brands”), IBC Sales Corporation, a corporation (“Sales”) and IBC Trucking, LLC, a limited liability company (“Trucking,” and together with Services, Brands and Sales, the “Subsidiary Guarantors”).
     (b) The Company, Brands, Sales and Trucking are organized under the laws of the State of Delaware. Services is organized under the laws of the State of Missouri.
2. Securities Act Exemption Applicable.
     On September 22, 2004, the Company and each of its wholly-owned subsidiaries filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code (the “Bankruptcy Code”) in the United States Bankruptcy Court for the Western District of Missouri (the “Bankruptcy Court”). Mrs. Cubbison’s Foods, Inc., a subsidiary of which the Company is an eighty percent owner and that was not originally included in the Chapter 11 filing, filed a voluntary petition for relief under the Bankruptcy Code in the Bankruptcy Court on January 14, 2006. The Company is currently operating its business as a debtor-in-possession under the jurisdiction of the Bankruptcy Court and in accordance with the applicable provisions of the Bankruptcy Code and the orders of the Bankruptcy Court.
     The Company will offer, under the terms and subject to the conditions set forth in the Disclosure Statement (as amended or supplemented from time to time, the “Disclosure Statement”) and the accompanying Amended Joint Plan of Reorganization under Chapter 11 of the Bankruptcy Code (as amended or supplemented from time to time, the “Plan”), (i) 5% Secured Convertible PIK-Election Series A Notes due 2018 and the Subsidiary Guarantees (as defined herein) thereof (the “Series A Notes”) in an initial aggregate principal amount of $85,800,000 and (ii) Secured Convertible PIK-Election Series B Notes due 2018 and the Subsidiary Guarantees thereof (the “Series B Notes,” and together with the Series A Notes, the “Notes”) in an initial aggregate principal amount of $85,800,000. Copies of the Disclosure Statement and the Plan are included as exhibits T3E.1 and T3E.2, respectively, to this Application. The Notes and related guarantees (the “Subsidiary Guarantees”) will be issued pursuant to the form of indenture to be qualified under this Form T-3 (the “Indenture”), a copy of which is attached as Exhibit T3C to this application, to be dated as of the effective date of the Plan (the “Effective Date”).
     On the Effective Date, the Company will issue the (1) Series A Notes to IBC Investors I, LLC and/or its designees (“Investor”), an affiliate of Ripplewood Holdings L.L.C, to be purchased by Investor for cash at an aggregate purchase price of $85,800,000 and (2) Series B Notes to holders of claims (the “Senior Secured Creditors”) against the Company and its subsidiaries under an Amended and Restated Credit Agreement, dated April 24, 2002 (the “Prepetition Debt”) in partial satisfaction and discharge thereof and allocated pro rata among the Senior Secured Creditors in accordance with the relative amounts of their Prepetition Debt. The Company’s obligations under the Indenture, the Notes, the Collateral Documents (as defined in the Indenture) and the Intercreditor Agreement (as defined in the Indenture) will be guaranteed fully and unconditionally by the Subsidiary Guarantors and secured by a fourth priority security interest in certain assets of each relevant obligor. For a more complete description of the Notes and the related Subsidiary Guarantees, reference is made to the Indenture.
     The Company intends to offer and sell the Series A Notes and Subsidiary Guarantees thereof to Investor in a privately-negotiated transaction exempt from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”), by virtue of Section 4(2) thereof. The Company intends to offer the Series B Notes and Subsidiary Guarantees thereof to the Senior Secured Creditors in reliance on an exemption from the registration requirements of the Securities Act afforded by Section 1145 of Title 11 of the Bankruptcy Code. Generally, Section 1145(a)(1) of the Bankruptcy Code exempts the offer and sale of securities under a bankruptcy plan of reorganization from registration under the Securities Act and under equivalent state securities and “blue sky” laws if the following requirements are satisfied: (1) the securities are issued by the debtor (or its successor) under a plan of reorganization, (2) the recipients of the securities hold a claim against the debtor, an interest in the debtor or a claim for an administrative expense against the debtor and (3) the securities are issued entirely in exchange for the recipient’s claim against or interest in the debtor or are issued “principally” in such exchange and “partly” for cash or property.
AFFILIATIONS
3. Affiliates.
     (a) The Company owns all of the voting securities of Services and Brands. Brands owns all of the voting securities of Armour and Main Redevelopment Corporation, a Missouri corporation, New England Bakery Distributors, L.L.C., a Connecticut limited liability company, Baker’s Inn Quality Baked Goods, LLC, a Delaware limited liability company, and Sales. Sales owns all of the voting securities of Trucking and 80% of the voting securities of Mrs. Cubbison’s Foods, Inc., a California corporation.
     (b) Each subsidiary of the Company will continue its corporate existence after the Effective Date. Pursuant to the Plan, all shares of Brands' $4.80 Dividend Cumulative Preferred Stock will be cancelled on the Effective Date. As of the Effective Date, the Company will be controlled by Investor. Following the Effective Date, the Company may engage in restructuring transactions with respect to certain of its subsidiaries.
MANAGEMENT AND CONTROL
4. Directors and Executive Officers.
     (a) The mailing address for each director and executive officer of the Company and the Subsidiary Guarantors is: c/o Interstate Bakeries Corporation, 12 East Armour Boulevard, Kansas City, Missouri 64111.
     As of the date of this Application, the names of the directors and executive officers of the Company are set forth below.

Name	Position
Michael J. Anderson	Director and Chairman of the Board
Robert B. Calhoun	Director
Craig D. Jung	Director and Chief Executive Officer
William P. Mistretta	Director
David I. Pauker	Director
Terry R. Peets	Director
Philip A. Vachon	Director
Michael D. Kafoure	President Route Sales
David A. Loeser	Consultant, Acting Executive Vice President — Human Resources
Kent B. Magill	Executive Vice President, General Counsel and Corporate Secretary
Suresh Mathews	Consultant, Acting Executive Vice President — Information Technology and Chief Information Officer
Richard C. Seban	Executive Vice President and Chief Marketing Officer
Gary K. Wandschneider	Consultant, Acting Executive Vice President — Operations
J. Randall Vance	Senior Vice President, Chief Financial Officer and Treasurer
Jimmy D. Williams	Senior Vice President-Direct Sales
Melvin H. Ghearing	Vice President — Bakery Outlet Business Unit
Laura D. Robb	Vice President and Corporate Controller
     As of the date of this Application, the names of the directors and executive officers of Brands are set forth below.

Name	Position
Craig D. Jung	Director, Chief Executive Officer and President
Kent B. Magill	Director, Executive Vice President, General Counsel and Corporate Secretary
J. Randall Vance	Director, Senior Vice President, Chief Financial Officer and Treasurer

Name	Position
Richard C. Seban	Executive Vice President and Chief Marketing Officer
Laura D. Robb	Vice President and Corporate Controller
     As of the date of this Application, the names of the directors and executive officers of Sales are set forth below.

Name	Position
Craig D. Jung	Director, Chairman of the Board and Chief Executive Officer
Kent B. Magill	Director, Executive Vice President, General Counsel and Corporate Secretary
J. Randall Vance	Director, Senior Vice President, Chief Financial Officer and Treasurer
Michael D. Kafoure	President Route Sales
Richard C. Seban	Executive Vice President and Chief Marketing Officer
Jimmy D. Williams	Senior Vice President-Direct Sales
Melvin H. Ghearing	Vice President — Bakery Outlet Business Unit
Laura D. Robb	Vice President and Corporate Controller
     As of the date of this Application, the names of the directors and executive officers of Trucking are set forth below.

Name	Position
Craig D. Jung	Director and President
Kent B. Magill	Director, Vice President and Secretary
J. Randall Vance	Director, Vice President Finance and Treasurer
     As of the date of this Application, the names of the directors and executive officers of Services are set forth below.

Name	Position
Craig D. Jung	Director and President
Kent B. Magill	Director, Vice President and Secretary
J. Randall Vance	Director, Vice President Finance and Treasurer
(b) On the Effective Date, the term of the current members of the Company’s board of directors will expire. The initial board of directors of the reorganized Company will consist of eight (8) directors. Craig Jung (or in the event of his death, incapacity, or resignation, the chief executive officer of the reorganized Company) will serve as a director. In accordance with the Plan, Investor has designated Michael Duran, Christopher Minnetian, Scott Spielvogel, John Cahill and Greg Murphy and Silver Point Finance, LLC, Monarch Alternative Capital L.P. and McDonnell Investment Management LLC (the “Prepetition Investors”) have designated David Reganato and Andrew J. Herenstein as the additional directors of the reorganized Company. Following the Effective Date, the Company expects that its existing officers will remain in their current capacities as officers of the reorganized Company, subject to the ordinary rights and powers of the board of directors or equityholders, as the case may be, to replace them. The mailing address for each such director and executive officer will be: c/o Interstate Bakeries Corporation, 12 East Armour Boulevard, Kansas City, Missouri 64111.
     Following the Effective Date, the Company expects that the existing directors and officers of each of the Subsidiary Guarantors will remain in their current capacities, subject to the ordinary rights and powers of the boards of directors, members or equityholders, as the case may be, to replace them. The mailing address for each such director and executive officer will be: c/o Interstate Bakeries Corporation, 12 East Armour Boulevard, Kansas City, Missouri 64111.

5. Principal Owners of Voting Securities.
     (a) As of the date of this Application, no person owns 10 percent or more of the voting securities of the Company. See Section 3(a) of this application for a discussion of the ownership of the voting securities of the Subsidiary Guarantors.
     (b) Presented below is certain information regarding each person expected, pursuant to the Plan, to own 10% or more of the Company’s voting securities as of the Effective Date.

Name and Complete Mailing	Title of Class	Amount	Percentage of Voting
Address	Owned	Owned	Securities Owned
Investor	Common	4,420,000	47% (1)(2)(3)
c/o Ripplewood Holdings L.L.C.	stock	shares
One Rockefeller Plaza, 32nd Floor New York, NY 10020

(1)	Based on 9,316,726 shares of common stock of the Company outstanding on the Effective Date.

(2)	Investor also will be entitled to receive 8,580,000 shares of common stock issuable upon conversion of the Series A Notes; 6,030,801 shares of common stock issuable upon exercise of Series A warrants; and, in certain circumstances, 670,089 shares of common stock issuable upon exercise of Series D warrants.

(3)	Pursuant to a stockholders’ agreement to be executed on the Effective Date, each stockholder in the reorganized Company will vote their respective shares on all matters presented to stockholders for their approval (other than with respect to certain related party transactions and amendments to the reorganized Company’s certificate of incorporation or by-laws that would materially adversely affect the rights of the other stockholders) in such manner as such stockholder is directed by Investor. As a result, Investor may be deemed to beneficially own all the voting securities of the reorganized Company.
     The Senior Secured Creditors will be entitled to receive 7,909,911 shares of common stock upon conversion of the Series B Notes. In addition, Senior Secured Creditors also will receive Series E warrants to purchase 670,089 shares of common stock of the Company in certain circumstances. The Senior Secured Creditors will allocate their shares of common stock pro rata, with the amount of each Senior Secured Creditor’s pro rata share to be determined by a fraction, the numerator of which is equal to the amount of such Senior Secured Creditor’s allowed prepetition lender claim, and the denominator of which is equal to the aggregate amount of all allowed prepetition lender claims.
     In addition, on the Effective Date, the Prepetition Investors and other persons reasonably acceptable to Investor (collectively, the “Term Loan Facility Lenders”) will receive 4,420,000 shares of common stock, or 47% of the Company’s equity interests (based on 9,316,726 shares of common stock of the Company outstanding on the Effective Date). The Term Loan Facility Lenders also will receive Series B and Series C warrants to purchase 2,123,530 shares of common stock of the Company. The Term Loan Facility Lenders will allocate their shares of common stock in accordance with the relative amounts of their loans under the contemplated five-year term loan facility by and among the Company, Brands and the Term Loan Facility Lenders.
     In light of the allocations to the Senior Secured Creditors pursuant to the Plan and the commitment of the Term Loan Facility Lenders to allocate the Company’s voting securities on a pro rata basis on the Effective Date, no person other than Investor is expected to own 10% or more of the Company’s fully diluted voting securities as of the Effective Date. However, certain of the Senior Secured Creditors are expected to receive additional shares of common stock or warrants to acquire common stock in their capacity as Term Loan Facility Lenders. As a result, they may ultimately own 10% of or more of the Company’s voting securities on a fully diluted basis as of the Effective Date. Information regarding any such person, if applicable, will be provided by amendment to this Application when it becomes available.
     The ownership of the Subsidiary Guarantors’ voting securities will not change on the Effective Date. Following the Effective Date, the Company may engage in restructuring transactions with respect to certain of its subsidiaries.

UNDERWRITERS
6. Underwriters.
     (a) No person, within three years prior to the date of filing this Application, has acted as an underwriter of any of the Company’s securities which are outstanding on the date of filing of this Application.
     (b) There are no underwriters of the Notes proposed to be offered in the Plan.
CAPITAL SECURITIES
7. Capitalization.
     (a)(i) As of the date of this Application, the Company and the Subsidiary Guarantors have the following securities authorized and outstanding:

	Amount	Amount
Title of Class	Authorized	Outstanding
Common Stock of the Company	120,000,000 shares	45,202,000 shares
Preferred Stock of the Company	1,000,000 shares	None
6% Senior Subordinated Convertible Notes due 2014, of the Company	$100,000,000	$99,999,000
Common Stock of Brands	10,000 shares	10,000 shares
$4.80 Dividend Cumulative Preferred Stock of Brands	6,026 shares	2,630 shares
Common Stock of Sales	1,000 shares	500 shares
Membership Interest of Trucking	1 interest	1 interest
Membership Interest of Services	1 interest	1 interest
     (ii) Each holder of the Company’s, Brands’ and Sales’ common stock is entitled to one vote for each share held on all matters voted upon by the respective corporation’s stockholders. None of the Company’s, Brands’ or Sales’ common stock has cumulative voting rights. The boards of directors of the Company, Brands and Sales are authorized to fix the voting powers of any class or series of preferred stock by resolution adopted prior to the issuance of such class or series. As a result of the filing of the Chapter 11 cases, holders of Brands’ $4.80 Dividend Cumulative Preferred Stock are not entitled to vote on matters submitted to a vote of stockholders. The holders of the Company’s 6% Senior Subordinated Convertible Notes are not entitled to vote on matters submitted to a vote of stockholders. Holders of the membership interests in Trucking and Sales possess the entire voting interest in all matters relating to the respective limited liability companies.
     (b)(i) On the Effective Date, the Company will have the following securities authorized and outstanding:

	Amount	Amount
Title of Class	Authorized	Outstanding
Common Stock, par value $0.01	60,000,000	9,316,726	(1)
Preferred Stock, par value $0.01	1,000,000	None
5% Secured Convertible PIK-Election Notes due 2018	$171,600,000	$171,600,000

(1)	The Company also will have 16,489,911 shares of common stock reserved for issuance upon the conversion of the Notes; 6,030,801 shares of common stock reserved for issuance upon the exercise of Series A warrants; 856,265 shares of common stock reserved for issuance upon the exercise of Series B warrants; 1,267,265 shares of common stock reserved for issuance upon the exercise of Series C warrants; 670,089 shares of common stock reserved for issuance upon the exercise of Series D warrants; and 670,089 shares of common stock reserved for issuance upon the exercise of Series E warrants. Each series of warrants will be exercisable in whole or in part in accordance with its terms prior to the date that is ten years from the Effective Date. The price per share of common stock to be paid on the exercise of a (i) Series A warrant will be $12.50; (ii) Series B warrant will be $12.50; (iii) Series C warrant will be $10.00; (iv) Series D warrant will be $12.50; and (v) Series E warrant will be $0.01.

     (ii) Pursuant to a stockholders’ agreement to be executed on the Effective Date, each stockholder in the reorganized Company will vote their respective shares on all matters presented to stockholders for their approval (other than with respect to certain related party transactions and amendments to the reorganized Company’s certificate of incorporation or by-laws that would materially adversely affect the rights of the other stockholders) in such manner as such stockholder is directed by Investor. The holders of the Notes will not be entitled to vote on matters submitted to a vote of stockholders.
     (iii) Except with respect to the Brands Preferred Stock, which will be cancelled on the Effective Date pursuant to the Plan, neither the amount authorized and outstanding nor the voting rights in each case associated with the capital stock and membership interests of the Subsidiary Guarantors will change on the Effective Date. Following the Effective Date, the Company may engage in restructuring transactions with respect to certain of its subsidiaries.
INDENTURE SECURITIES
8. Analysis of Indenture Provisions.
     The following is a general description of certain provisions of the Indenture. The description is qualified in its entirety by reference to the form of Indenture filed as Exhibit T3C hereto. The following general description is subject to amendment, modification and completion upon finalization of the Indenture. Capitalized terms used below and not defined herein have the meanings given to such terms in the Indenture.
(a) Events of Default; Withholding of Notice.
     Each of the following is an “Event of Default” under the Indenture:
          (1) default in any payment of interest or any Additional Interest Payment, in each case when the same becomes due and payable, and such default continues for a period of 30 days;
          (2) default in the payment of the principal or premium when the same becomes due and payable at its Stated Maturity, upon redemption, upon required repurchase, upon declaration or otherwise;
          (3) failure by the Company to comply with its obligation to convert the Notes into Common Stock or Applicable Consideration (and cash in respect of any fractional amounts), as the case may be, upon exercise of a Holder’s conversion right and such failure continues for a period of five calendar days;
          (4) failure by the Company or any Subsidiary Guarantor to comply with the restrictions concerning mergers and consolidations;
          (5) failure by the Company or any Subsidiary Guarantor to comply with the provisions in the Indenture regarding future Subsidiary Guarantees or purchase of Notes at the option of the Holder upon a Change of Control (other than any failure to purchase Notes as and when required, which shall be governed by clause (2) above), and such failure continues for a period of 30 days after the notice specified below;
          (6) the Company or any Subsidiary Guarantor defaults in the performance of or a breach by the Company or any Subsidiary Guarantor of any other covenant or agreement in the Indenture or under the Notes (other than those referred to in clauses (1), (2), (3), (4) or (5) above) or any covenant or agreement in the Collateral Documents and such default continues for 60 days after the notice specified below;
          (7) (A) any of the Collateral Documents at any time for any reason is declared null and void, or shall cease to be effective in all material respects to give the Collateral Trustee the Liens with the priority purported to be created thereby, subject to no other Liens other than Permitted Liens (in each case, other than as expressly permitted by the Indenture and the applicable Collateral Documents or by reason of the termination of the Indenture or the applicable Collateral Document in accordance with its applicable terms) and such failure continues unremedied or unwaived for a period of 30 days after the notice specified below, (B) there occurs any enforcement action against the Collateral or (C) the Company or any Subsidiary Guarantor asserts, in any pleading in any court of competent jurisdiction, that any such security interest is invalid or unenforceable;
          (8) there is a default under any mortgage, agreement or other instrument under which there may be issued or by which there may be outstanding, or by which there may be secured or evidenced, any Debt of the Company or any of its Subsidiaries, whether such Debt now exists, or is created after the date of the Indenture, which default: (i) is caused by a failure to pay principal of, or interest or premium, if any, on such Debt prior to the expiration of the grace period provided in such Debt (a “Payment Default”) or (ii) results in the acceleration of such Debt prior to its maturity (the “cross acceleration provision”), and, in each case, the principal amount of any such Debt, together with the principal amount of any other such Debt under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates $            million or more or its foreign currency equivalent at the time and such acceleration shall not have been rescinded or annulled within 10 days after written notice of such acceleration has been received by the Company or such Subsidiary;
          (9) there has been entered in a court of competent jurisdiction a final judgment for the payment of $            million or more rendered against the Company or any Subsidiary, which judgment is not fully covered by insurance or not paid, discharged or stayed within 60 days after (A) the date on which the right to appeal thereof has expired if no such appeal has commenced or (B) the date on which all rights to appeal have been extinguished (the “judgment default provision”);
          (10) any Subsidiary Guarantee shall for any reason cease to be in full force and effect or be declared null and void or any responsible officer of any Subsidiary Guarantor denies that it has any further liability under its Subsidiary Guarantee or gives notice to such effect, other than by reason of the termination of the Indenture or the release of any such Subsidiary Guarantee in accordance with the Indenture;
          (11) the entry by a court having jurisdiction in the premises of (i) a decree or order for relief in respect of the Company or any of its Subsidiaries that is a Significant Subsidiary in an involuntary case or proceeding under the Bankruptcy Law or any other applicable bankruptcy, insolvency, reorganization or other similar law or (ii) a decree or order adjudging the Company or any of its Subsidiaries that is a Significant Subsidiary in an involuntary case or proceeding under the Bankruptcy Law or any other applicable bankruptcy, insolvency, reorganization or other similar law, as bankrupt or insolvent, or approving as properly filed a petition seeking reorganization, arrangement, adjustment or composition of or in respect of the Company or any of its Subsidiaries that is a Significant Subsidiary under the Bankruptcy Law or any other applicable law, or appointing a custodian, receiver, liquidator, assignee, trustee, sequestrator or other similar official of the Company or of any substantial part of its property, or ordering the winding up or liquidation of its affairs, and the continuance of any such decree or order for relief or any such other decree or order unstayed and in effect for a period of 60 consecutive days; or
          (12) the commencement by the Company or any of its Subsidiaries that is a Significant Subsidiary of a voluntary case or proceeding under the Bankruptcy Law or any other applicable bankruptcy, insolvency, reorganization or other similar law or of any other case or proceeding to be adjudicated a bankrupt or insolvent, or the consent by the Company or any of its Subsidiaries that is a Significant Subsidiary to the entry of a decree or order for relief in respect of the Company or any of its Subsidiaries that is a Significant Subsidiary in an involuntary case or proceeding under the Bankruptcy Law or any other applicable bankruptcy, insolvency, reorganization or other similar law or to the conversion of an involuntary case to a voluntary case under any such law or to the commencement of any bankruptcy or insolvency case or proceeding against the Company, or the filing by the Company or any of its Subsidiaries that is a Significant Subsidiary of a petition or answer or consent seeking reorganization or relief under any applicable law, or the consent by the Company to the filing of such petition or to the appointment of or the taking possession by a custodian, receiver, liquidator, assignee, trustee, sequestrator or other similar official of the Company or of any substantial part of its property, or the making by the Company or any of its Subsidiaries that is a Significant Subsidiary of an assignment for the benefit of creditors, or the admission by the Company or any of its Subsidiaries that is a Significant Subsidiary in writing of its inability to pay its debts generally as they become due or the Board of Directors (or similar governing body) of the Company or any of its Subsidiaries that is a Significant Subsidiary (or a committee thereof) shall adopt a resolution or otherwise authorize any action to approve any of the actions referred to in this paragraph or the Board of Directors (or similar governing body) of the Company or any of its Subsidiaries that is a Significant Subsidiary (or a committee thereof) shall adopt a resolution or otherwise authorize any action to approve any of the actions referred to in this paragraph.
     The foregoing will constitute Events of Default whatever the reason for any such Event of Default and whether it is voluntary or involuntary or is effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body.
     Notwithstanding the foregoing, a Default under clause (5), (6) or (7)(A) of the first paragraph above will not constitute an Event of Default until the Trustee or the Holders of 25% or more in aggregate principal amount of the outstanding Notes notify the Company of the Default in writing and the Company does not cure such Default within the time specified in clause (5), (6) or (7)(A) of the first paragraph above after receipt of such notice.

     The Company shall deliver to the Trustee, as soon as possible and in any event within 30 days after the Company becomes aware of the occurrence of any Default or Event of Default, an Officers’ Certificate setting forth the details of such Default or Event of Default, its status and the action which the Company proposes to take with respect thereto.
     If an Event of Default occurs and is continuing, the Trustee by notice to the Company, or the Holders of at least 25% in outstanding aggregate principal amount of the outstanding Securities by notice to the Company and the Trustee, may, and the Trustee at the request of such Holders shall, declare the Notes to be due and payable whereupon the Repayment Price plus accrued and unpaid interest to, but not including, the date of repayment, and any Unpaid Additional Interest Payments, shall become due and payable. Upon such a declaration, such Repayment Price, accrued and unpaid interest and any Unpaid Additional Interest Payments shall be due and payable immediately. Notwithstanding the foregoing, in the case of an Event of Default arising under clauses (11) or (12) of the first paragraph above, the Repayment Price plus accrued and unpaid interest to, but not including, the repayment date, and any Unpaid Additional Interest Payments, for all outstanding Notes shall be due and payable immediately without further action or notice.
     The Holders of a majority in aggregate principal amount of the outstanding Notes by notice to the Trustee may (i) waive, by their consent (including, without limitation consents obtained in connection with a purchase of, or tender offer or exchange offer for, Notes), an existing Default or Event of Default and its consequences except (A) a Default or Event of Default in the payment of the principal, premium, interest or Additional Interest Payment on a Note or (B) a Default or Event of Default that cannot be amended without the consent of each Note holder affected and (ii) rescind any such acceleration with respect to the Note and its consequences if (1) rescission would not conflict with any judgment or decree of a court of competent jurisdiction and (2) all existing Events of Default, other than the nonpayment of the principal, premium, interest or Additional Interest Payment on the Notes that have become due solely by such declaration of acceleration, have been cured or waived. When a Default or Event of Default is waived, it is deemed cured, but no such waiver shall extend to any subsequent or other Default or Event of Default or impair any consequent right.
     If an Event of Default specified in clauses (1) or (2) of the first paragraph above occurs and is continuing, the Trustee may recover judgment in its own name and as trustee of an express trust against the Company for the whole amount then due and owing (together with interest on any unpaid interest to the extent lawful) and such further amount as will be sufficient to cover the compensation to the Trustee and its agents for all services rendered by them as will have been agreed upon in writing from time to time and reimbursement of the Trustee’s out-of-pocket expenses.
     If a Default or Event of Default occurs and is continuing and if a Trust Officer of the Trustee has actual knowledge thereof, the Trustee shall mail by first class mail to each Note holder at the address set forth in the Securities Register notice of the Default or Event of Default within 30 days after it obtains such knowledge. Except in the case of a Default or Event of Default in payment of principal, premium, interest or Additional Interest Payment, on any Note (including payments pursuant to the optional redemption or required repurchase provisions of such Note, if any), the Trustee may withhold the notice if and so long as its board of directors, a committee of its board of directors or a committee of its Trust Officers in good faith determines that withholding the notice is in the interests of holders of Notes.
     (b) Execution and Authentication of the Notes under the Indenture; Application of Proceeds thereof.
     One Officer shall sign the Notes for the Company by manual or facsimile signature. If an Officer whose signature is on the Notes no longer holds that office at the time the Trustee authenticates the Notes, the Notes shall be valid nevertheless.
     A Note shall not be valid until an authorized signatory of the Trustee manually authenticates the Note. The signature of the Trustee on a Note shall be conclusive evidence that the Note has been duly and validly authenticated and issued under the Indenture. Each Note shall be dated the date of its authentication.
     On the Issue Date, the Trustee shall, upon receipt of a written order of the Company signed by an Officer (a “Company Order”), authenticate and deliver the Initial Securities. In addition, at any time, and from time to time, the Trustee shall, upon receipt of a Company Order, authenticate and deliver any PIK Securities (or increases in the principal amount of any Notes) as a result of a PIK Payment, for an aggregate principal amount specified in such

Company Order for such PIK Securities (or increases in the principal amount of any Notes). Such Company Order shall specify the amount of the Notes to be authenticated and the applicable series.
     The Trustee may appoint an agent (the “Authenticating Agent”) reasonably acceptable to the Company to authenticate the Notes. Initially, the Trustee will act as Authenticating Agent. Any such instrument shall be evidenced by an instrument signed by a Trust Officer of the Trustee, a copy of which shall be furnished to the Company. Unless limited by the terms of such appointment, any such Authenticating Agent may authenticate Notes whenever the Trustee may do so. Each reference in the Indenture to authentication by the Trustee includes authentication by the Authenticating Agent. An Authenticating Agent has the same rights as any Registrar, Paying Agent or agent for service of notices and demands.
     In case the Company, pursuant to the provisions in the Indenture regarding consolidation and merger or transfer of all or substantially all of the properties and assets of the Company, shall be consolidated or merged with or into any other Person or shall convey, transfer, lease or otherwise dispose of its properties and assets substantially as an entirety to any Person, and the successor Person resulting from such consolidation, or surviving such merger, or into which the Company shall have been merged, or the Person which shall have received a conveyance, transfer, lease or other disposition as aforesaid, shall have executed an indenture supplemental hereto with the Trustee pursuant to the provisions in the Indenture regarding consolidation and merger or transfer of all or substantially all of the properties and assets of the Company, each series of Notes authenticated or delivered prior to such consolidation, merger, conveyance, transfer, lease or other disposition may, from time to time, at the request of the successor Person, be exchanged for other Notes of the same series executed in the name of the successor Person with such changes in phraseology and form as may be appropriate, but otherwise in substance of like tenor as the Notes surrendered for such exchange and of like principal amount; and the Trustee, upon Company Order of the successor Person, shall authenticate and deliver the Notes as specified in such order for the purpose of such exchange. If the Notes shall at any time be authenticated and delivered in any new name of a successor Person in exchange or substitution for or upon registration of transfer of any Notes, such successor Person, at the option of the Holders but without expense to them, shall provide for the exchange of all Notes of the applicable series at the time outstanding for Notes authenticated and delivered in such new name.
     Proceeds from the Series A Notes issued to Investor will be used by the Company to fund the Plan and for general corporate purposes. The Series B Notes will be issued to the Senior Secured Creditors in partial satisfaction and discharge of their claims against the Company; accordingly, no proceeds will be derived from the issuance of the Notes to the Senior Secured Creditors.
     When the Company executes and delivers the Indenture, the Subsidiary Guarantors will also execute and deliver the Indenture, which will include provisions relating to their Subsidiary Guarantees. Upon the merger or consolidation of a Subsidiary Guarantor with a subsidiary of the Company or transfer of all or substantially all of the assets or properties of a Subsidiary Guarantor to a subsidiary of the Company, such subsidiary of the Company shall become a guarantor of the Notes and the Indenture and shall become a Subsidiary Guarantor by signing an indenture supplemental to the Indenture and by delivering to the Trustee an Officer’s Certificate and Opinion of Counsel with respect to certain relevant matters.
     (c) Release of Liens on the Collateral.
     Collateral may be released from the Lien and security interest created by the Collateral Documents at any time or from time to time in accordance with the provisions of the Collateral Documents, the Intercreditor Agreement or as provided by the Indenture. Upon the request of the Company pursuant to an Officers’ Certificate described below, the Company and the Subsidiary Guarantors will be entitled to a release of assets included in the Collateral from the Liens securing the Notes and the Subsidiary Guarantees, and the Collateral Trustee and the Trustee shall release the same from such Liens at the Company’s sole cost and expense, under one or more of the following circumstances:
          (1) in whole, upon payment in full of the principal of, premium and accrued and unpaid interest, if any, and any unpaid Additional Interest Payments on the Notes and the satisfaction of all other obligations under the Indenture, the Collateral Documents and the Intercreditor Agreement and the satisfaction of all other obligations under the Indenture and under the Collateral Documents and the Intercreditor Agreement; provided that, all amounts owing to the Trustee and the Collateral Trustee under the Indenture, the Notes, the Subsidiary Guarantees, the Collateral Documents and the Intercreditor Agreement have been paid;
          (2) in whole, upon satisfaction and discharge of the Indenture as set forth therein;

          (3) in part, as to any asset constituting Collateral (A) that is sold or otherwise disposed of by the Company or any Subsidiary Guarantor in a transaction permitted by the Collateral Documents, to the extent of the interest sold or disposed of; (B) that is cash withdrawn from deposit accounts for any purpose permitted by the Indenture, the Collateral Documents or the Intercreditor Agreement; (C) that is owned or at any time acquired by a Subsidiary Guarantor that has been released from its Subsidiary Guarantee in accordance with the Indenture, concurrently with release thereof; or (D) otherwise in accordance with, and as expressly provided for under, the Indenture and the Collateral Documents; or
          (4) pursuant to an amendment or waiver in accordance with the Indenture.
     In connection with the release of assets included in the Collateral, the Company and each Subsidiary Guarantor will furnish to the Trustee and the Collateral Trustee, an Officers’ Certificate to the effect that all conditions precedent provided for in the Indenture and the Collateral Documents to such release have been complied with. Upon receipt of such Officers’ Certificate and any necessary or proper instruments of termination, satisfaction or release prepared by the Company, except as otherwise provided in the Intercreditor Agreement, the Collateral Trustee shall promptly cause to be released and reconveyed to the Company, or the relevant Subsidiary Guarantor, as the case may be, the released Collateral, and the Collateral Trustee shall promptly execute and deliver to the Company or the relevant Subsidiary Guarantor, as the case may be, such instruments of release or reconveyance and other documents as the Company or such Subsidiary Guarantor may request. Except as otherwise provided in the Intercreditor Agreement, no Collateral may be released from the Lien and security interest created by the Collateral Documents unless this paragraph is complied with.
     At any time when a Default or Event of Default has occurred and is continuing and the maturity of the Notes has been accelerated (whether by declaration or otherwise) and the Trustee has delivered a notice of acceleration to the Collateral Trustee, no release of Collateral pursuant to the provisions of the Indenture or the Collateral Documents will be effective as against the Holders, except as otherwise provided in the Intercreditor Agreement.
     The release of any Collateral from the terms of the indenture and of the Collateral Documents or the release of, in whole or in part, the Liens created by the Collateral Documents, will not be deemed to impair the Lien on the Collateral in contravention of the provisions of the Indenture if and to the extent the Collateral or Liens are released pursuant to the applicable Collateral Documents and pursuant to the terms of the Indenture or the Intercreditor Agreement. The Trustee and each of the Holders acknowledge that a release of Collateral or a Lien strictly in accordance with the terms of the Collateral Documents, the Intercreditor Agreement and the Indenture will not be deemed for any purpose to be an impairment of the Lien on the Collateral in contravention of the terms of the Indenture. To the extent applicable, the Company will cause TIA §313(b), relating to reports, and TIA §314(d), relating to the release of property and the substitution therefore of any property to be pledged as Collateral for the Securities and the Subsidiary Guarantees thereof, to be complied with. Any certificate or opinion required by TIA §314(d) may be made by an officer of the Company except in cases where TIA §314(d) requires that such certificate or opinion be made by an independent Person, which Person will be an independent engineer, appraiser or other expert selected or reasonably satisfactory to the Trustee. Notwithstanding anything to the contrary herein, the Company and its Subsidiaries shall not be required to comply with all or any portion of Section 314(d) of the TIA if they determine, in good faith based on advice of counsel, that under the terms of that section and/or any interpretation or guidance as to the meaning thereof of the Commission and its staff, including “no action” letters or exemptive orders, all or any portion of Section 314(d) of the TIA is inapplicable to the released Collateral.
     (d) Satisfaction and Discharge of the Indenture.
     When (1) the Company shall deliver to the Registrar for cancellation all Notes theretofore authenticated (other than any Notes which have been destroyed, mutilated, lost or stolen and in lieu of or in substitution for which other Notes shall have been authenticated and delivered) and not theretofore cancelled, or (2) all the Notes not theretofore cancelled or delivered to the Registrar for cancellation shall have either (a) been deposited for conversion and the Company shall deliver to the Holders shares of Common Stock sufficient to pay all amounts owing in respect of all Notes (other than any Notes which have been destroyed, mutilated, lost or stolen and in lieu of or in substitution for which other Notes shall have been authenticated and delivered) not theretofore cancelled or delivered to the Registrar for cancellation or (b) become due and payable on the Stated Maturity, Change of Control Purchase Date or Redemption Date, as applicable, and the Company shall deposit with the Trustee cash sufficient to pay all amounts owing in respect of all Notes (other than any Notes which have been destroyed, lost or stolen and in lieu of or in substitution for which other Notes shall have been authenticated and delivered) not theretofore cancelled or delivered to the Registrar for cancellation, including the principal amount, premium and interest accrued and unpaid to such Stated Maturity, Change of Control Purchase Date or Redemption Date, as the case may be, and any unpaid Additional Interest Payments, if in either case (1) or (2) the Company shall also pay or cause to be paid all other sums payable under the Indenture and under the Collateral Documents and the Intercreditor Agreement by the Company, then the Indenture shall cease to be of further effect (except as to (i) remaining rights of registration of transfer, substitution and exchange and conversion of Notes, (ii) rights of Holders to receive payments of the amounts then due, including interest, with respect to the Notes and the other rights, duties and obligations of Holders, as beneficiaries with respect to the amounts, if any, so deposited with the Trustee; and (iii) the rights, obligations and immunities of the Trustee, Authenticating Agent, Paying Agent, Conversion Agent and Registrar under the Indenture with respect to the Notes), and the Trustee, on demand of the Company accompanied by an Officers’ Certificate and an Opinion of Counsel as required by the Indenture and at the cost and expense of the Company, shall execute proper instruments acknowledging satisfaction of and discharging the Indenture. The Company agrees to reimburse the Trustee, Authenticating Agent, Paying Agent, Conversion Agent and Registrar for any costs or expenses thereafter reasonably and properly incurred by the Trustee, Authenticating Agent, Paying Agent, Conversion Agent and Registrar and to compensate the Trustee, Authenticating Agent, Paying Agent, Conversion Agent and Registrar for any services thereafter reasonably and properly rendered by the Trustee, Authenticating Agent, Paying Agent, Conversion Agent and Registrar in connection with the Indenture.
     (e) Evidence Required to be Furnished by the Company to the Trustee as to Compliance with the Conditions and Covenants Provided for in the Indenture.
     The Company shall comply with the provisions of TIA Section 314(a).
     The Company shall deliver to the Trustee within 120 days after the end of each Fiscal Year of the Company an Officers’ Certificate, one of the signers of which shall be the principal executive officer, principal financial officer or principal accounting officer of the Company, stating that in the course of the performance by the signers of their duties as Officers of the Company they would normally have knowledge of any Default or Event of Default and whether or not the signers know of any Default or Event of Default that occurred during such period. If they do, the certificate shall describe the Default or Event of Default, its status and the action the Company is taking or proposes to take with respect thereto. The Company also shall comply with TIA § 314(a)(4).
9. Other Obligors.
     The Company’s obligations with respect to the Notes will be guaranteed, fully and unconditionally, by each of the Subsidiary Guarantors. The mailing address for each of the Subsidiary Guarantors is: c/o Interstate Bakeries Corporation, 12 East Armour Boulevard, Kansas City, Missouri 64111.
CONTENTS OF APPLICATION FOR QUALIFICATION
     This Application comprises:
     (a) Pages numbered 1 to 18, consecutively.
     (b) The statement of eligibility and qualification of The Bank of New York Mellon Trust Company, N.A. (the “Trustee”) under the Indenture to be qualified on Form T-1 (filed herewith as Exhibit 25.1).
     (c) The following exhibits in addition to those filed as part of the statement of eligibility and qualification of the Trustee:
(i)	Exhibit T3A.1 — Restated Certificate of Incorporation of Interstate Bakeries Corporation, as amended (incorporated herein by reference to Exhibit 3.1 to Interstate Bakeries Corporation’s Amendment No. 1 to its Quarterly Report on Form 10-Q for the quarter ended March 9, 2002 (File No. 001-1165), filed on April 19, 2002).

(ii)	Exhibit T3A.2 — Certificate of Amendment to the Restated Certificate of Incorporation of Interstate Bakeries Corporation (incorporated herein by reference to Exhibit 3.1 to Interstate Bakeries Corporation’s Form 8-K filed on March 21, 2007).

(iii)	Exhibit T3A.3 — Restated Certificate of Incorporation of Interstate Brands Corporation (incorporated by reference to Exhibit 3.1 to Interstate Bakeries Corporation’s Registration Statement on Form S-3 (File No. 333-50552) filed on November 22, 2000).

(iv)	Exhibit T3A.4 — Certificate of Amendment to the Restated Certificate of Incorporation of Interstate Brands Corporation.*

(v)	Exhibit T3A.5 — Certificate of Incorporation of IBC Sales Corporation.*

(vi)	Exhibit T3A.6 — Certificate of Formation for IBC Trucking, LLC.*

(vii)	Exhibit T3A.7 — Articles of Organization for IBC Services, LLC.*

(viii)	Exhibit T3B.2 — Restated Bylaws of Interstate Bakeries Corporation (incorporated herein by reference to Exhibit 3.1 to Interstate Bakeries Corporation’s Quarterly Report on Form 10-Q for the quarter ended November 15, 2003 filed on December 22, 2003).

(ix)	Exhibit T3B.2 — Amendment Number One to the Restated Bylaws of Interstate Bakeries Corporation (incorporated herein by reference to Exhibit 3.2 to Interstate Bakeries Corporation’s Form 8-K filed on March 21, 2007).

(x)	Exhibit T3B.3 — Restated Bylaws of Interstate Brands Corporation.*

(xi)	Exhibit T3B.4 — Bylaws of IBC Sales Corporation.*

(xii)	Exhibit T3B.5 — Limited Liability Company Agreement of IBC Trucking, LLC.*

(xiii)	Exhibit T3B.6 — Operating Agreement of IBC Services, LLC.*

(xiv)	Exhibit T3C — Form of Indenture Relating to the Notes between the Company, the Subsidiary Guarantors Parties Thereto and the Trustee .*

(xv)	Exhibit T3D — Not applicable.

(xvi)	Exhibit T3E.1 — Amended Joint Plan of Reorganization under Chapter 11 of the Bankruptcy Code.*

(xvii)	Exhibit T3E.2 — Disclosure Statement.*

(xiv)	Exhibit T3F — Cross reference sheet showing the location in the New Indenture of the provisions inserted therein pursuant to Sections 310 through 318(a), inclusive, of the Trust Indenture Act of 1939.*

(xv)	Exhibit 25.1 — Form T-1 Qualifying The Bank of New York Mellon Trust Company, N.A., as Trustee under the Indenture to be Qualified.*

*	Previously filed.

SIGNATURE
     Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Interstate Bakeries Corporation, a corporation organized and existing under the laws of the State of Delaware, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of Kansas City, and State of Missouri, on the 10th day of December, 2008.
(SEAL)

INTERSTATE BAKERIES CORPORATION
By:	/s/ J. Randall Vance
	Name:	J. Randall Vance
	Title:	Senior Vice President, Chief Financial Officer and Treasurer

Attested By:	/s/ Kent B. Magill
	Name:	Kent B. Magill
	Title:	Executive Vice President, General Counsel and Corporate Secretary

     Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, IBC Services, LLC, a limited liability company organized and existing under the laws of the State of Missouri, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of Kansas City, and State of Missouri, on the 10th day of December, 2008.
(SEAL)

IBC SERVICES, LLC
By:	/s/ J. Randall Vance
	Name:	J. Randall Vance
	Title:	Vice President — Finance and Treasurer

Attested By:	/s/ Kent B. Magill
	Name:	Kent B. Magill
	Title:	Vice President and Secretary

     Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Interstate Brands Corporation, a corporation organized and existing under the laws of the State of Delaware, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of Kansas City, and State of Missouri, on the 10th day of December, 2008.
(SEAL)

INTERSTATE BRANDS CORPORATION
By:	/s/ J. Randall Vance
	Name:	J. Randall Vance
	Title:	Senior Vice President, Chief Financial Officer and Treasurer

Attested By:	/s/ Kent B. Magill
	Name:	Kent B. Magill
	Title:	Executive Vice President, General Counsel and Corporate Secretary

     Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, IBC Sales Corporation, a corporation organized and existing under the laws of the State of Delaware, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of Kansas City, and State of Missouri, on the 10th day of December, 2008.
(SEAL)

IBC SALES CORPORATION
By:	/s/ J. Randall Vance
	Name:	J. Randall Vance
	Title:	Senior Vice President, Chief Financial Officer and Treasurer

Attested By:	/s/ Kent B. Magill
	Name:	Kent B. Magill
	Title:	Executive Vice President, General Counsel and Corporate Secretary

     Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, IBC Trucking, LLC, a limited liability company organized and existing under the laws of the State of Delaware, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of Kansas City, and State of Missouri, on the 10th day of December, 2008.
(SEAL)

IBC TRUCKING, LLC
By:	/s/ J. Randall Vance
	Name:	J. Randall Vance
	Title:	Vice President — Finance and Treasurer

Attested By:	/s/ Kent B. Magill
	Name:	Kent B. Magill
	Title:	Vice President and Secretary

EXHIBIT INDEX

EXHIBIT	DESCRIPTION

Exhibit T3A.1	Restated Certificate of Incorporation of Interstate Bakeries Corporation, as amended (incorporated herein by reference to Exhibit 3.1 to Interstate Bakeries Corporation’s Amendment No. 1 to its Quarterly Report on Form 10-Q for the quarter ended March 9, 2002 (File No. 001-1165), filed on April 19, 2002).

Exhibit T3A.2	Certificate of Amendment to the Restated Certificate of Incorporation of Interstate Bakeries Corporation (incorporated herein by reference to Exhibit 3.1 to Interstate Bakeries Corporation’s Form 8-K filed on March 21, 2007).

Exhibit T3A.3	Restated Certificate of Incorporation of Interstate Brands Corporation (incorporated by reference to Exhibit 3.1 to Interstate Bakeries Corporation’s Registration Statement on Form S-3 (File No. 333-50552) filed on November 22, 2000).

Exhibit T3A.4	Certificate of Amendment to the Restated Certificate of Incorporation of Interstate Brands Corporation.*

Exhibit T3A.5	Certificate of Incorporation of IBC Sales Corporation.*

Exhibit T3A.6	Certificate of Formation for IBC Trucking, LLC.*

Exhibit T3A.7	Articles of Organization for IBC Services, LLC.*

Exhibit T3B.1	Restated Bylaws of Interstate Bakeries Corporation (incorporated herein by reference to Exhibit 3.1 to Interstate Bakeries Corporation’s Quarterly Report on Form 10-Q for the quarter ended November 15, 2003 filed on December 22, 2003).

Exhibit T3B.2	Amendment Number One to the Restated Bylaws of Interstate Bakeries Corporation (incorporated herein by reference to Exhibit 3.2 to Interstate Bakeries Corporation’s Form 8-K filed on March 21, 2007).

Exhibit T3B.3	Restated Bylaws of Interstate Brands Corporation.*

Exhibit T3B.4	Bylaws of IBC Sales Corporation.*

Exhibit T3B.5	Limited Liability Company Agreement of IBC Trucking, LLC.*

Exhibit T3B.6	Operating Agreement of IBC Services, LLC.*

Exhibit T3C	Form of Indenture Relating to the Notes between the Company, the Subsidiary Guarantors Parties Thereto and the Trustee .*

Exhibit T3D	Not applicable.

Exhibit T3E.1	Amended Joint Plan of Reorganization under Chapter 11 of the Bankruptcy Code.*

Exhibit T3E.2	Disclosure Statement.*

EXHIBIT	DESCRIPTION

Exhibit T3F	Cross reference sheet showing the location in the New Indenture of the provisions inserted therein pursuant to Sections 310 through 318(a), inclusive, of the Trust Indenture Act of 1939.*

Exhibit 25.1	Form T-1 Qualifying The Bank of New York Mellon Trust Company, N.A., as Trustee under the Indenture to be Qualified.*

*	Previously filed.